October 30, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 3561

Attn.:      Linda van Doorn,
Senior Assistant Chief Accountant

Re:	Excellency Investment Realty Trust, Inc. Form 10-KSB for the period ended December 31, 2006 Filed April 17, 2007 File No. 0-50675

Ladies and Gentlemen:

            We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-KSB for the period ended December 31, 2006 (the “Annual Report”) of Excellency Investment Realty Trust, Inc. (the “Company”), by letter dated August 22, 2007 to Mr. David Mladen, the Company’s Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

           Before responding to the Staff’s specific comments, however, we believe it would be helpful to provide a summary of the transactions in question and how they have previously been accounted for.

Repurchase of Limited Partnership Interests from Goran Mladen

            In October 2005, the Company formed eight limited partnerships as wholly-owned Delaware subsidiaries (the “Limited Partnerships”).  The Limited Partnerships were formed specifically for the purpose of acquiring all of the shares of Eternal Enterprise, Inc., a Connecticut corporation (“Eternal”), which owned eight residential apartment buildings in the Hartford, Connecticut area (the “Properties”).

1540 Broadway, 24th Floor   w New York, New York 10036-4039   w telephone .212.751.4300   w facsimile 212.751.0928
                        Albany   w Boca Raton   w Buffalo   w Johnstown   w New York   w Palm Beach   w Toronto   w www.hodgsonruss.com

U.S. Securities and Exchange Commission Division of Corporate Finance October 30, 2007 Page of 2 of 7

On November 4, 2007, the shareholders of Eternal, which were comprised of David Mladen, the Company’s majority shareholder and sole officer and director, and Mr. Mladen’s son, daughter-in-law, daughter, and son-in-law (collectively, the “Pre-Acquisition Eternal Stockholders”), exchanged, in the aggregate, 100% of the issued and outstanding shares of capital stock of Eternal, for (i) limited partnership interests representing 20% of the total partnership interests of the Limited Partnerships (the “Limited Partnership Interests”), and (ii) unsecured promissory notes (the “LP Notes”) payable to the Pre-Acquisition Eternal Stockholders in the aggregate principal amount of $2,610,006  (the “Exchange Transaction”).  In consideration for the Company’s ownership of 80% of the total partnership interests of each of the Limited Partnerships, the Company agreed to assume the LP Notes.

Goran Mladen, David Mladen’s son, owned 5% of the shares of capital stock of Eternal.  Upon consummation of the Exchange Transaction, Goran Mladen exchanged those shares for 5% of the Limited Partnership Interests (i.e., 1% of the total partnership interests of each of the Limited Partnerships).

The eight Properties were deemed to have an aggregate value of approximately $9,000,000, based on appraisals certain banks had completed in connection with a potential refinancing of the Properties.  Therefore, the Limited Partnership Interests that were exchanged for the shares of Eternal (i.e., 20% of the partnership interests of the Limited Partnerships) were also deemed by the Company to have a value of approximately $9,000,000.

On December 27, 2005, the Company borrowed an aggregate of $8,224,000 from Astoria Federal Mortgage Corp. (“Astoria”), in connection with a refinancing of the Properties (the “Refinancing”).  In connection with the Refinancing, the Company defeased its existing mortgage with Credit Suisse First Boston Mortgage Capital, LLC.  As a result of the Refinancing, the Company received an aggregate of $4,392,849 in proceeds, which funds were paid into an escrow account, which had been set up to hold the refinancing proceeds (the “Escrow Account”).

As of December 29, 2005, the Company entered into a Purchase and Sale Agreement with Goran Mladen, pursuant to which the Company repurchased all of the Limited Partnership Interests of the Limited Partnerships owned by Goran Mladen (the “Repurchase”), for an aggregate purchase price of $479,096 (the “Purchase Price”).  The Purchase Price was negotiated based on the valuation of the Properties, and corresponding valuation of the Limited Partnership Interests, described above.  The $479,096 was paid to Goran Mladen directly from the Escrow Account.  As a result of the Repurchase of Limited Partnership Interests, the Company owned approximately 81% of the partnership interests of each of the Limited Partnerships.

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During the audit of the Company’s financial statements for the fiscal year ended December 31, 2005, Carlin, Charron & Rosen, LLP, the Company’s independent auditors at that time, reached the following conclusions with respect to the Repurchase.  First, since the $479,096 was paid directly to Goran Mladen out of the Escrow Account, they deemed that such amount had never actually been “received” by the Company.  Therefore, “Proceeds from mortgage refinancing” reported in the Company’s Consolidated Statements of Cash Flows for the year ended December 31, 2005, was netted down to $3,913,753.  Second, they concluded that the value of the Limited Partnership Interests, originally determined by the Company to be approximately $9,000,000, should be adjusted down to take into account the outstanding mortgages on the Properties ($8,224,000), and the net losses of Eternal (approximately $700,000).  Therefore, the Limited Partnership Interests were deemed to have no value.  As a result, the $479,096 paid to Goran Mladen in connection with the Repurchase was treated as compensation to Goran Mladen, and was reported under “Cash Flows From Operating Activities” in the Company’s Consolidated Statements of Cash Flows for the year ended December 31, 2005, as a “Compensation charge related to buy-back of minority interest.”  This is how these items were accounted for in the Company’s Annual Reports on Form 10-KSB for the fiscal years ended December 31, 2005 and 2006.

Following a series of comment letters from the Staff, and responses by the Company, the Company’s prior auditors concur that payment of the refinancing proceeds into the Escrow Account was equivalent to receipt of the such amounts by the Company.  Therefore, in Amendment No. 1 to the Company’s Annual Report on Form 10-KSB for fiscal 2006 (the “2006 10-KSB/A”), “Proceeds from mortgage refinancing” was grossed up to $4,392,849, to reflect that the Purchase Price paid to Goran Mladen in connection with the Repurchase was a cash transaction.  The resulting adjustments were as follows:

Consolidated Statements of Cash Flows:
	Year Ended 12/31/05 - As Reported in 2005 10-KSB	Reclassification	Year Ended 12/31/05 - As Reported in 2006 10-KSB	Reclassification	Year Ended 12/31/05 - As Reported in 2006 10-KSB/A
Compensation charge related to buy-back of minority interest	$479,096	--	$479,096	$(479,096)	--
Proceeds from mortgage refinancing	$3,913,753	--	$3,913,753	$479,096	$4,392,849

U.S. Securities and Exchange Commission Division of Corporate Finance October 30, 2007 Page of 4 of 7

Rent Revenues Retained by White Knight Management, LLC

Until June 30, 2006, the Properties were managed by White Knight Management, LLC (“White Knight”), a related party owned (i) 99% by Goran Mladen, and (ii) 1% by Gorica Mladen, David Mladen’s daughter.  The Properties were managed pursuant to an oral agreement the Company had with White Knight, pursuant to which White Knight collected the rents for all eight of the Properties and paid the Company’s operating expenses from the rent revenues.  In consideration for these services, White Knight was entitled to retain a management fee of approximately 4% of the Company’s total rent revenues.  The remaining funds were to be transferred to the Company.

As of December 31, 2005 and 2004, White Knight had retained amounts of rent in excess of expenses paid on the Company’s behalf totaling $387,266 and $470,601, respectively.  In connection with the preparation of the Company’s financial statements for the fiscal year ended December 31, 2005, the Company wrote off such amounts due from White Knight as a bad debt expense, as the Company determined these amounts were not collectible.  In addition, the Company separately recorded management fees of $64,667 and $60,736 for the years ended December 31, 2005 and 2004, respectively.

The Company discontinued its arrangement with White Knight as of June 30, 2006.  However, prior to such termination, White Knight retained amounts of rent in excess of expenses paid on the Company’s behalf totaling an additional $171,767 in fiscal 2006.

White Knight is a service company with no significant assets.  Following the Company’s termination of its oral agreement with White Knight, White Knight was, in essence, insolvent.  In addition, the owners of White Knight are not high net worth individuals and, therefore, do not have the means to repay the amounts in question.  As a result of the foregoing, the Company determined it would be futile to attempt collection of such amounts.

During the preparation of the Company’s financial statements for the fiscal year ended December 31, 2006, Weinberg & Company, P.A., the Company’s current independent auditors, concluded that the transaction with White Knight would be more transparent and meaningful to the reader of the financial statements if classified as additional management fees paid to a related party, rather than as bad debt expense.  Therefore, the Company expensed such amounts due from White Knight as additional property management fees paid to a related party.  As a result, property management fees of $202,786 and $451,933 were booked for the years ended December 31, 2006 and 2005, respectively.

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In a series of comment letters, the Staff noted that it believed the excess amount retained by White Knight should be characterized, consistent with its substance, as a bad debt expense from a related party.  Therefore, in the 2006 10-KSB/A the following adjustments were made:

Consolidated Statements of Operations (For Year Ended 12/31/05):
	Year Ended 12/31/05 - As Reported in 2005 10-KSB	Reclassification	Year Ended 12/31/05 - As Reported in 2006 10-KSB	Reclassification	Year Ended 12/31/05 - As Reported in 2006 10-KSB/A
General and administrative expense	$876,677	$(387,266)	$489,411	$387,266	$876,677
Management fee - related party	$64,667	$387,266	$451,933	$(387,266)	$64,667
Consolidated Statements of Operations (For Year Ended 12/31/06):
			Year Ended 12/31/06 - As Reported in 2006 10-KSB	Reclassification	Year Ended 12/31/06 - As Reported in 2006 10-KSB/A
General and administrative expense	--	--	$626,144	$171,767	$797,911
Management fee - related party	--	--	$202,786	$(171,767)	$31,019

Now that we have discussed the various adjustments made to the 2005 and 2006 financial statements, we will respond to the Staff’s specific comments:

Item 7. Consolidated Financial Statements and Supplementary Data

1.
SEC Comment:  We note that you have restated your financial statements for both 2006 and 2005.  Please amend your filing to identify the financial statements as restated and include a footnote regarding the restatement.

Response: The Company believes the changes it made to the Consolidated Statements of Operations in the 2006 financial statements constituted a reclassification and not a restatement.  In addition, the Company does not believe that the changes it made to the Consolidated Statements of Cash Flows in either the 2005 or 2006 financial statements rose to the level of a restatement.

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2.	SEC Comment: Please have both your current and previous auditors explain to us why they have not revised and updated their opinions regarding the restatement. Reference is made to AU 508.

Response:  Based upon the responses set forth elsewhere in this letter, the Company’s current and previous auditors do not believe they are required to revise the opinions contained in their respective audit reports.

3.	SEC Comment: Please file an 8-K pursuant to Item 4.02 regarding the restatement of your financial statements.

Response:  As confirmed in a telephone conversation with William Demarest, Staff Accountant, on September 12, 2007, the Company believes it should not file a Form 8-K pursuant to Item 4.02 until it is finally determined that a restatement has actually occurred.

Consolidated Statements of Cash Flows, page F-5

Liquidated Damages, page F-21

4.
SEC Comment:  Please tell us why the purchase price of $479,000 for the limited partnership interests owned by Goran Mladen is not reflected in your 2005 net cash used in investing activities as discussed in your letter dated June 18, 2007.

Response:  For the reasons set forth in the description of the Repurchase above, the Company believes it has properly characterized such transaction in its financial statements.

5.	SEC Comment: Also, explain to us why the reported amount for proceeds from mortgage refinancing has changed from the amount previously reported.

Response:  As described above, since the Purchase Price of $479,096 was paid to Goran Mladen directly from the Escrow Account, the “Proceeds from mortgage refinancing” reported in the Company’s Consolidated Statements of Cash Flows for the year ended December 31, 2005 was originally netted down to $3,913,753.  However, in connection with the preparation of the 2006 10-KSB/A, the Company’s prior auditors concur that receipt of the refinancing proceeds into escrow account was equivalent to receipt of the such amounts by the Company.  Therefore, the “Proceeds from mortgage refinancing” was grossed up to $4,392,849.

U.S. Securities and Exchange Commission Division of Corporate Finance October 30, 2007 Page of 7 of 7

Hopefully, we have addressed all of the Staff’s comments satisfactorily.  However, please do not hesitate to contact the undersigned, or Eric C. Mendelson of our office, with any questions or further comments.

Very truly yours,

/s/ Jeffrey Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm